UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: February 8, 2023

Commission File Number: 001-39387

Renalytix plc

(Translation of registrant’s name into English)

Finsgate

5-7 Cranwood Street

London EC1V 9EE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 8, 2023, Renalytix plc issued a press release announcing a $20.3 million private placement of ordinary shares and American Depositary Shares, which is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Report”). The ordinary shares and American Depositary Shares were sold pursuant to securities purchase agreements, the forms of which are furnished as Exhibits 99.2 and 99.3. In addition, Renalytix plc entered into a registration rights agreement with The Hamilton E. James 2003 Childrens Trust and Jefferson River Capital LLC, which is furnished as Exhibit 99.4

INCORPORATION BY REFERENCE

This Report, including Exhibits 99.1, 99.2, 99.3 and 99.4, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-265280), and Form S-8 (File No. 333-248741) of Renalytix plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated February 8, 2023
99.2	Form of Securities Purchase Agreement (ordinary shares)
99.3	Form of Securities Purchase Agreement (American Depositary Shares)
99.4	Registration Rights Agreement, by and between The Hamilton E. James 2003 Childrens Trust, Jefferson River Capital LLC and Renalytix plc, dated as of February 7, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

Date: February 8, 2023